Exhibit 99.3

Admission Ticket

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Ferroglobe Plc

IMPORTANT GENERAL MEETING INFORMATION

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ENDORSEMENT_LINE______________ SACKPACK_____________

MR A SAMPLE
DESIGNATION (IF ANY)
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Electronic Voting Instructions

Available 24 hours a day, 7 days a week!

Instead of mailing your proxy, you may choose one of the voting methods outlined below to vote your proxy.

VALIDATION DETAILS ARE LOCATED BELOW IN THE TITLE BAR.

Proxies submitted by the Internet or telephone must be received by 3:00 p.m., British Summer Time, on 24 October, 2017.

Vote by Internet

- Go to **www.envisionreports.com/GSM**
- Or scan the QR code with your smartphone
- Follow the steps outlined on the secure website

Vote by telephone

- Call toll free 1-800-652-VOTE (8683) within the USA, US territories & Canada on a touch tone telephone
- Follow the instructions provided by the recorded message

Using a **black ink** pen, mark your votes with an **X** as shown in this example. Please do not write outside the designated areas. X

General Meeting Proxy Card

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▼ IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

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A Proposals — The Board of Directors recommends a vote FOR the Special Resolution.

	For	Against	Abstain
1. THAT the Amended and Restated Articles of Association set out in the Schedule to the Circular dated 2 October 2017 be adopted by the Company in place of its existing Articles of Association.	☐	☐	☐

Defined terms used in the resolution above shall have the meaning given to them in the Circular dated 2 October 2017.

B Non-Voting Items

Change of Address — Please print your new address below.

Comments — Please print your comments below.

Meeting Attendance
Mark the box to the right if you plan to attend the General Meeting. ☐

C Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below

Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, trustee, guardian, or custodian, please give the full title as such and if the signer is a corporation, please sign with the full corporate name by a duly authorised officer. If shares are held in the name of more than one person, all named holders must sign the proxy.

Date (mm/dd/yyyy) — Please print date below.
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Signature 1 — Please keep signature within the box.

Signature 2 — Please keep signature within the box.

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MR A SAMPLE (THIS AREA IS SET UP TO ACCOMMODATE 140 CHARACTERS) MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND

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02OUDD

PROXY FOR GENERAL MEETING OF SHAREHOLDERS, 26 OCTOBER 2017 THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS The undersigned shareholder of Ferroglobe Plc hereby appoints the Company’s Executive Chairman or Company Secretary, or any of them, each with the power of substitution, as proxy to vote all shares of the undersigned at the General Meeting of Shareholders of Ferroglobe Plc to be held on 26 October 2017 or at any postponement or adjournment thereof, with like effect and as if the undersigned were personally presented and voting upon the matters on the reverse side. The undersigned acknowledges receipt of the notice of the general meeting of Ferroglobe Plc. The undersigned revokes any proxy or proxies previously given for such shares. The undersigned ratifies and confirms any actions that the persons holding the undersigned’s proxy, or their substitute, by virtue of this executed card take in accordance with the proxy granted hereunder. IF NO CHOICE IS SPECIFIED, THIS PROXY WILL BE VOTED FOR THE PROPOSAL. (CONTINUED AND TO BE SIGNED ON THE REVERSE SIDE) Proxy — FERROGLOBE PLC 2017 General Meeting Admission Ticket 2017 General Meeting of Ferroglobe Plc Shareholders 26 October 2017, 3.00 p.m. Local Time 2nd Floor West Wing, Lansdowne House 57 Berkeley Square, London W1J 6ER Upon arrival, please present this admission ticket and photo identification at the registration desk. IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.

Ferroglobe Plc

IMPORTANT GENERAL MEETING INFORMATION

Using a **black ink** pen, mark your votes with an **X** as shown in this example. Please do not write outside the designated areas. X

General Meeting Proxy Card

▼ PLEASE FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

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A Proposals — The Board of Directors recommends a vote FOR the Special Resolution.

	For	Against	Abstain
1. THAT the Amended and Restated Articles of Association set out in the Schedule to the Circular dated 2 October 2017 be adopted by the Company in place of its existing Articles of Association.	☐	☐	☐

Defined terms used in the resolution above shall have the meaning given to them in the Circular dated 2 October 2017.

B Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below

Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, trustee, guardian, or custodian, please give the full title as such and if the signer is a corporation, please sign with the full corporate name by a duly authorised officer. If shares are held in the name of more than one person, all named holders must sign the proxy.

Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.
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02OUEC

PLEASE FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. Proxy — FERROGLOBE PLC PROXY FOR GENERAL MEETING OF SHAREHOLDERS, 26 OCTOBER 2017 THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS The undersigned shareholder of Ferroglobe Plc hereby appoints the Company’s Executive Chairman or Company Secretary, or any of them, each with the power of substitution, as proxy to vote all shares of the undersigned at the General Meeting of Shareholders of Ferroglobe Plc to be held on 26 October 2017 or at any postponement or adjournment thereof, with like effect and as if the undersigned were personally presented and voting upon the matters on the reverse side. The undersigned acknowledges receipt of the notice of the general meeting of Ferroglobe Plc. The undersigned revokes any proxy or proxies previously given for such shares. The undersigned ratifies and confirms any actions that the persons holding the undersigned’s proxy, or their substitute, by virtue of this executed card take in accordance with the proxy granted hereunder. IF NO CHOICE IS SPECIFIED, THIS PROXY WILL BE VOTED FOR THE PROPOSAL. (CONTINUED AND TO BE SIGNED ON THE REVERSE SIDE)